(The Greenbrier Companies Logo)	The Greenbrier Companies, Inc.
One Centerpointe Drive Suite 200
Lake Oswego Oregon 97035
503 657 7000 Fax 503 684 7553
May 25, 2007
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc. Form 10-K for the Year Ended August 31, 2006
1.	File No. 001-13146
     Dear Mr. Humphrey:
The following is in response to the comments set forth in your letter of May 18, 2007. For ease of review, the responses are in the same sequence and bear the same numbering arrangement used in your letter.
Form 10-K (fiscal year August 31, 2006), As amended
Management Discussion and Analysis
Executive Summary, page 19
1.	The fourth paragraph of our Executive Summary states that cash received from additional borrowings has given us the flexibility to execute on our strategy of growing our core businesses, both organically and through acquisition. In future filings the term “organically” will be replaced with “internally” or similar plain English wording and appropriate amounts will be disclosed.

Mr. David R. Humphrey
Securities and Exchange Commission
May 25, 2007

Financial Statements
Note 22 — Segment Information, page 43
2.	The following disclosure will be added to future filings in the segment footnote:

	2006	2005	2004
Reconciliation of segment margin to earnings before income tax, equity in unconsolidated subsidiary and discontinued operations:
Segment margin	$157,379	$125,173	$92,184
Unallocated expenses:
Selling and administrative expense	70,918	57,425	48,288
Interest and foreign exchange	25,396	14,835	11,468
Special charges	—	2,913	1,234

Earnings before income tax, equity in unconsolidated subsidiary and discontinued operations:	$61,065	$50,000	$31,194

Other
As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Items discussed above that pertain to disclosure in Form 10-Q will be included in Form 10-Q for the quarter ended May 31, 2007 and those that pertain to disclosure in Form 10-K will be included in Form 10-K for the year ended August 31, 2007.
If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3815.
Sincerely,
/s/ Larry G. Brady
Larry G. Brady
Senior Vice President and
Chief Financial Officer

Mr. David R. Humphrey
Securities and Exchange Commission
May 25, 2007

cc:	Sherrill Corbett, Tonkon Torp LLP Kenneth D. Stephens, Tonkon Torp LLP David A. Gorretta, Deloitte & Touche LLP